UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telesis Bio Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

192003 101

(CUSIP Number)

June 5, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192003 101

1.	Names of Reporting Persons. BroadOak Fund IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,434,730
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,434,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,434,730 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.35%
12.	Type of Reporting Person (See Instructions) PN

(1)

Includes: (i) 2,319,045 shares of outstanding Common Stock, (ii) 20,000 shares of Redeemable Convertible Preferred Stock, which is convertible into 846,274 shares of Common Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) Short-term Warrants to purchase 423,137 shares of Common Stock, which are immediately exerciseable, and (iv) Long-term Warrants to purchase 846,274 shares of Common Stock, which are immediately exerciseable.

CUSIP No. 192003 101

1.	Names of Reporting Persons. BroadOak Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,434,730
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,434,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,434,730 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.35%
12.	Type of Reporting Person (See Instructions) IA

(1)

Includes: (i) 2,319,045 shares of outstanding Common Stock, (ii) 20,000 shares of Redeemable Convertible Preferred Stock, which is convertible into 846,274 shares of Common Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) Short-term Warrants to purchase 423,137 shares of Common Stock, which are immediately exerciseable, and (iv) Long-term Warrants to purchase 846,274 shares of Common Stock, which are immediately exerciseable.

CUSIP No. 192003 101

1.	Names of Reporting Persons. BroadOak Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,434,730
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,434,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,434,730 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.35%
12.	Type of Reporting Person (See Instructions) IA

(1)

Includes: (i) 2,319,045 shares of outstanding Common Stock, (ii) 20,000 shares of Redeemable Convertible Preferred Stock, which is convertible into 846,274 shares of Common Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) Short-term Warrants to purchase 423,137 shares of Common Stock, which are immediately exerciseable, and (iv) Long-term Warrants to purchase 846,274 shares of Common Stock, which are immediately exerciseable.

CUSIP No. 192003 101

1.	Names of Reporting Persons. William F. Snider
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,434,730
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,434,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,434,730 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.35%
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes: (i) 2,319,045 shares of outstanding Common Stock, (ii) 20,000 shares of Redeemable Convertible Preferred Stock, which is convertible into 846,274 shares of Common Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) Short-term Warrants to purchase 423,137 shares of Common Stock, which are immediately exerciseable, and (iv) Long-term Warrants to purchase 846,274 shares of Common Stock, which are immediately exerciseable.

Item 1(a)	Name of Issuer:

Telesis Bio Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10431 Wateridge Circle

Suite 150

San Diego, CA 92121-2993

Item 2	(a) Name of Person Filing:

This Schedule 13G is filed by:

(i)	BroadOak Fund IV, LLC;

(ii)	BroadOak Asset Management, LLC, the manager and general partner of BroadOak Fund IV, LLC;

(iii)	BroadOak Capital Partners, LLC, the managing member of BroadOak Asset Management, LLC; and

(iv)	William F. Snider, a partner and manager of BroadOak Capital Partners, LLC.

Item 2	(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of each Reporting Person is:

4800 Montgomery Lane

Suite 230

Bethesda, MD 20814

Item 2	(c) Citizenship:

BroadOak Fund IV, LLC is a Delaware limited liability company.

BroadOak Asset Management, LLC is a Delaware limited liability company.

BroadOak Capital Partners, LLC is a Delaware limited liability company.

William F. Snider s a United States citizen.

Item 2	(d) Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2	(e) CUSIP Number:

192003 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.

(b)

The Reporting Persons may each be deemed the beneficial owner of 10.35% of the Common Stock outstanding, based on the Reporting Persons owning (i) 2,319,045 shares of outstanding Common Stock, (ii) 20,000 shares of Redeemable Convertible Preferred Stock, which is convertible into 846,274 shares of Common Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) Short-term Warrants to purchase 423,137 shares of Common Stock, which are immediately exerciseable, and (iv) Long-term Warrants to purchase 846,274 shares of Common Stock, which are immediately exerciseable. The number of shares of Common Stock outstanding is based on (i) 29,731,920 shares of Common Stock outstanding, as reported in that certain Redeemable Convertible Preferred Stock and Warrant Purchase Agreement dated as of May 31, 2023, (ii) 11,847,840 shares of Common Stock currently underlying the shares of Redeemable Convertible Preferred Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) the 423,137 shares of Common Stock issuable upon exercise of the Reporting Person’s Short-term Warrants and (iv) the 846,274 shares of Common Stock issuable upon exercise of the Reporting Persons’ Long-term Warrants.

(c)     (i)        Sole power to vote or direct the vote:

See Item 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or direct the vote:

See Item 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or direct the disposition:

See Item 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or direct the disposition:

See Item 8 of the cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

BroadOak Fund IV, LLC

By:	/s/ William F. Snider
William F. Snider
Authorized Signatory

BroadOak Asset Management, LLC

By:	/s/ William F. Snider
William F. Snider
Authorized Signatory

BroadOak Capital Partners, LLC

By:	/s/ William F. Snider
William F. Snider
Authorized Signatory

William F. Snider
By:	/s/ William F. Snider

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 17, 2022 (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13G filed with the Securities and Exchange Commission on February 17, 2022).